Exhibit 10.2

EVERGREEN SOLAR, INC.

RESTRUCTURING PROPOSAL

The following is an outline of a proposed restructuring (the “Proposal”) in respect of Evergreen Solar, Inc. (the “Company”). This Proposal does not contain all of the terms, conditions, and other provisions of the transactions contemplated hereby. This Proposal is subject to the execution of definitive documents acceptable to the Company and certain unaffiliated holders (the “Supporting Noteholders”) of the Company’s 13% Convertible Senior Secured Notes due 2015 (“13% Notes”), in each case in its sole discretion. This Proposal does not constitute an offer of securities and is not an offer or solicitation for any chapter 11 plan.

I.	Certain Defined Terms

As used in this Proposal:

“Core Assets” means all assets (other than the Non-Core Assets) necessary for the development and pursuit of the Company’s business plan based on the Wafer Business, including the building and assets in Midland, MI, and including $12.884 million of cash, as such amount may be adjusted upward or downward as provided in Schedule B, but excluding certain assets usable in the Company’s business plan based on the Wafer Business that the Supporting Noteholders and the Company agree should constitute Non-Core Assets.

“Devens Assets” means the manufacturing facility and equipment located in Devens Massachusetts, the lease agreement between the Company and the Massachusetts Development Finance Agency dated November 20, 2007, as amended, and other assets associated with the operation of the facility, including vendor lists, agreements with vendors, operations documentation, and a license to operate the Company’s non-ISSR wafer manufacturing equipment, but excluding (x) accounts receivable and inventory and any assets constituting part of the Wafer Business and (y) certain other assets located at the facility that the Supporting Noteholders and the Company agree should constitute Non-Core Assets.

“LBIE Claim” means the Company’s claims against Lehman Brothers International Europe (“LBIE”) and Lehman Brothers Holdings Inc. (“LBHI”) arising out of the share lending agreement entered into by the Company with LBIE and the related guarantee of LBIE’s obligations provided by LBHI.

“Non-Core Assets” means all cash (other than (i) the $12.884 million included in the Core Assets (as such amount may be adjusted upward or downward as provided in Schedule B), (ii) the $10.7 million (subject to increase with respect to winddown costs as described below) (the “Advisor/Winddown Reserve”) reserved for (a) Company advisor fees and (b) costs of winding up the Bankruptcy Case, (iii) an amount equal to the Budget (as defined herein), (iv) $50,000 reserved for advisors to the official committee of unsecured creditors (“UCC”), if any, (v) fees for the advisors to the Supporting Noteholders and Indenture Trustee, (vi) cash otherwise permitted to be used by the Cash Collateral Order and (vii) cash otherwise agreed by the Supporting Noteholders to be used hereunder, pursuant to the Stalking Horse Bid Asset Purchase Agreement (including expenses to be satisfied by the Company thereunder), or otherwise (all of the foregoing, the “Reserved Cash”)), account receivables, causes of action (including avoidance actions1), existing inventory and all other assets of the Company that are not (or are excluded from) Core Assets, the Devens Assets or the LBIE Claim.

[1]	Avoidance actions would not be sold to a third party purchaser (i.e., a party other than the holders of 13% Notes) unless the Company and the Supporting Noteholders agree otherwise.

“Sale Assets” means the Core Assets, the LBIE Claim, the Devens Assets and the Non-Core Assets.2

“Wafer Business” means the Company’s proposed business based on industry standard sized String Ribbon wafers for the photovoltaic solar industry. The Company’s goal is to complete the commercialization of the technology for the Wafer Business, with a view to enabling a commercialization plan (which may be in one or more forms such as licensing or manufacturing) that better positions the business enterprise for significant new financings or sales.

Proposal

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On or before August 12, 2011, the Company informed all employees who will be terminated as part of this restructuring. From August 15 forward, certain employees critical to the transaction will be paid from the transition budget and be separated from the Company as their transition roles wind down and allowing the Company to meet the budgetary levels outlined in the June 2011 Investor Presentation provided to the Supporting Noteholders (the “June 2011 Presentation”).

•

The Company shall continue or immediately undertake a process to market the Sale Assets (the “Sale Process”). The Sale Process will permit parties to bid on all of the Sale Assets as a group or separately on any of the following group of assets (the “Asset Groups”): (i) the Devens Assets; (ii) the LBIE Claim; (iii) the Core Assets and (iv) the Non-Core Assets (provided that separate bidding on individual assets that comprise Non-Core Assets may be permitted with the consent of the Supporting Noteholders, such consent not to be unreasonably withheld). The Sale Process shall be completed in a bankruptcy case (the “Bankruptcy Case”) filed under chapter 11 of title 11 of the United States Code (the “Bankruptcy Code”) in the District of Delaware on terms and conditions reasonably acceptable to the Supporting Noteholders.

•

The Sale Process shall be effectuated either through or subsequent to one or more auctions pursuant to Section 363 of the Bankruptcy Code, in which holders of 13% Notes provide a “credit-bid” pursuant to Section 363(k) of the Bankruptcy Code for the Sale Assets (the “Stalking Horse Bid”).[3] The Stalking Horse Bid will (i) contain a release price of $30 million[4] in cash or, if the Supporting Noteholders consent in its sole discretion, in other consideration for the sale of the Core Assets such that the holders of the 13% Notes consent to the sale of the Core Assets to a third party in an amount above the release price and (ii) otherwise allow the holders of 13% Notes to allocate, in their discretion, the Stalking Horse Bid among the Asset Groups if one or more bids are received on any of the individual Asset Groups. None of the Sale Assets, other than existing inventory sold in the ordinary course of business, shall be sold or disposed of outside of the Sale Process without the consent of the Supporting Noteholders. Subject to Bankruptcy Court approval, all proceeds from the Sale Assets (net of costs and other amounts required to be paid in connection with sales including without limitation, cure costs, taxes, broker fees, required payments to third parties under the sales agreements and other transaction costs), whether pursuant to the Sale Process, the Stalking Horse Bid or otherwise, will go directly to pay down

[2]	For clarity, regarding any postpetition asset, a credit bid may apply to the extent that there is a lien on such asset in favor of the 13% Notes.
[3]	The Stalking Horse Bid will provide that the purchaser has the option to include or exclude assets from the sale, including, but not limited to, the stock of each of the foreign subsidiaries of the Company and contracts related to the Company’s operations in China, provided that the Advisor/Winddown Reserve will be increased by an agreed upon estimate of additional winddown costs related to any such excluded assets, provided, further, that such additional costs that remain after deducting such costs from the proceeds of dispositions of excluded assets shall not exceed $7.5 million in the aggregate (i.e., in addition to the value of any excluded assets).
[4]	The Supporting Noteholders may reduce this amount in its sole discretion.

the claims of the holders of 13% Notes until such holders are paid in full in cash (including, but not limited to, post-petition interest at the contract rate), to the extent that after such paydown the Company will retain sufficient cash to cover Reserved Cash.

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During the Sale Process, the Company will operate pursuant to a budget (the “Budget”), which Budget is outlined on Schedule A hereto. The Sale Process is anticipated to be conducted over a period of approximately three months. The Company will also be permitted to use Reserved Cash for the contemplated purposes, including, without limitation, up to $10.7 million to cover any (a) Company advisor fees and (b) costs of winding up the Bankruptcy Case (exclusive of Severance/PTO Benefits Payments otherwise addressed herein), including a plan of reorganization to the extent the Company so chooses, and, subject to approval of the Bankruptcy Court, an amount not to exceed $50,000 for the fees of the UCC (if any). If the Company decides to pursue confirmation of a plan of reorganization, the Supporting Noteholders agree to support such a plan solely on the terms and conditions set forth in the Restructuring Support Agreement (as defined below), including that such plan not require payments in excess of amounts specified in the Restructuring Support Agreement (including payments of no more than $200,000 to holders of general unsecured claims, unless the holders of the 13% Notes are paid in full).

•

The Supporting Noteholders will support the Company’s restructuring with consent to cash collateral and/or accounts receivable usage, pursuant to the Budget and agreed upon protections. The cash collateral order will provide (i) that all proceeds of the Sale Process (net of costs and other amounts required to be paid in connection with sales including, without limitation, cure costs, taxes, broker fees, required payments to third parties under the sales agreements and other transaction costs) will go directly to pay down the claims of the holders of 13% Notes until such holders are paid in full in cash (including, but not limited to, post-petition interest at the contract rate), to the extent that after such paydown the Company will retain sufficient cash to cover Reserved Cash and (ii) subject to the approval by the Bankruptcy Court (and subject to any requirements of the Bankruptcy Court), $12.5 million of cash will immediately be used to pay down the claims of the holders of 13% Notes. If the Bankruptcy Court does not permit all or a portion of the net sale proceeds to be immediately paid to the holders of 13% Notes, then such proceeds shall be held in a segregated account by the Company subject to the first priority perfected liens of the holders of 13% Notes pending further order of the Bankruptcy Court. The Supporting Noteholders will also support court approval of a management incentive plan that provides for an amount equal to 5% of gross cash sale proceeds from a third party (i.e. not pursuant to the Stalking Horse Bid or an acquisition vehicle in which management has an equity interest of more than 20% or management has committed to invest more than $1 million) for the Core Assets; provided, however, the amount provided in the management incentive plan shall not be less than $1 million.[5]

•	If the Stalking Horse Bid is the highest and best bid for either all of the Sale Assets or a subset of the Sale Assets that includes the Core Assets and the sale is consummated:

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the company (“NewCo”) that purchases the assets pursuant the Stalking Horse Bid would, subject to agreed corporate governance provisions, support development of the Wafer Business with working capital as outlined on Schedule B hereto, and pursuant to mechanisms to be described in the Asset Purchase Agreement and would offer to hire existing employees, with the same salary or wages, comparable severance and other benefits comparable in the aggregate (“Comparable Terms”), sufficient to support the development of the Wafer Business; and

[5]	If the Bankruptcy Court does not approve the management incentive plan, the parties will negotiate in good faith to obtain court approval of a revised management incentive plan on similar economic terms.

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The board of directors of NewCo will establish a management incentive plan as soon as practicable after consummation of the sale to provide designated members of senior management of NewCo with stock, options and/or other instruments representing, in the aggregate, up to 10% of the equity value of NewCo relating to the Core Assets, and Newco will offer short term transition contracts for certain members of existing management who are required for a transition period on terms to be agreed upon between such members of management and the Supporting Noteholders prior to filing the Bankruptcy Case, with any such costs reducing the budget set forth on Schedule B on a dollar for dollar basis. The transition contracts for the current general counsel and chief financial officer will (i) require such consultants to be available on a full time basis and (ii) contain non-compete clauses for the duration of the transition contracts.

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The Company and the Supporting Noteholders shall set forth their agreements and undertakings contemplated by this Proposal in a restructuring support agreement to be executed prior to the filing of the Bankruptcy Case which shall include, among other things, milestones to achieve the restructuring and agreement to provide mutual releases upon consummation of the Sale Process (the “Restructuring Support Agreement”).

•	On or before August 15, 2011, the Company shall have commenced the Bankruptcy Case in the District of Delaware.

Schedule A – Budget (in $000s)

Operating Activities	$5,841

Other Transition Charges	2,120

Severance/PTO/Benefits Payments	2,200	[6]

Total Budget	$10,161

Note: Budget items are defined as presented in the June 2011 Presentation. The Severance/PTO/Benefits Payments are based on a defined list of personnel that the Company expects it will terminate prior to the end of the Sale Process. When the employment of all of these people has terminated, if the Company’s total commitments for Severance/PTO/Benefits Payments for these people are less than the $2.2 million budgeted, the difference between the budgeted amount and the actual amount spent will be added to the Operating Activities budgeted amount on Schedule B. For purposes of clarity, employees that are offered employment with NewCo or the third party purchaser of the Core Assets on Comparable Terms and who do not accept these employment terms will not be entitled to severance from the estate and (ii) any employee who accepts an offer of employment from NewCo or a third party purchaser (whether or not on Comparable Terms) would not be entitled to severance from the estate.

The Budget contemplates a sales process commencing August 15, 2011 and consummating on or prior to November 15, 2011. To the extent that such period is extended with the consent of the Supporting Noteholders, which consent shall be in its sole discretion, this Budget shall be increased and extended in an amount to be reasonably agreed and shall not reduce amounts on Schedule B. In addition, to the extent that the Sale Process is extended by the Company without the consent of the Supporting Noteholders past November 15, 2011, the timetable for the Sale Process will be extended, but not past November 30, 2011 except such period may be extended until December 31, 2011 solely to the extent required for the purchaser to obtain necessary regulatory approvals. In the event of such an extension without the consent of the Supporting Noteholders, the budget set forth above for Operating Activities will be increased by an amount to fund the Company’s operating activities during such period, and such amount shall be deducted on a dollar for dollar basis from the Operating Activities budget set forth on Schedule B and the amount of cash to be transferred to NewCo or third parties as part of the sale of the Core Assets.

[6]

This represents all Severance/PTO/Benefits payments required through the completion of the Sales Process, based on the employees the Company intends to terminate prior to the end of the Sale Process. If the Company decides to terminate additional employees prior to the end of the Sale Process, these employees would be entitled to severance to be paid out of the additional $1.9 million reserved for potential additional severance and the Budget will be increased by this amount. If every employee is terminated as a result of the Sale Process (for example, Newco or the third party purchaser of the Core Assets does not offer comparable employment terms to any current employee of the Company), the Company would pay a total of an additional $1.9 million in additional severance and the Budget will be increased by this amount.

Schedule B – Wafer Business Working Capital (in $000s)

Operating Activities	$9,884

Capex for Wide Wafer Development	3,000

Total	$12,884

Note: Budget items are defined as presented in the June 2011 Presentation. The budget for Operating Activities will be increased by an amount equal to (i) 25% of the sum of the following items in excess of $4.5 million (as included in Working Capital and Other in the June 2011 Presentation) collected post-petition: (a) Accounts Receivable, (b) Inventory, and (c) Sovello royalty payments, plus (ii) the $2.2 million budgeted for Severance/PTO/Benefits payments on Schedule A for those people expected to be terminated prior to the end of the Sale Process minus the amount of actual Severance/PTO/Benefits payments actually paid to those persons; provided, however, that the budget will be increased by the amounts referred to in clause (i) above only to the extent that the Company receives at least $4 million in proceeds of avoidance (including turnover) actions in the Bankruptcy Case and such proceeds are subject to the liens of the 13% Notes.